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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          SILVERSTREAM SOFTWARE, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              DELAWARE PLANET INC.
                                  NOVELL, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   827907106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          JOSEPH A. LASALA, JR., ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                                  NOVELL, INC.
                               8 CAMBRIDGE CENTER
                              CAMBRIDGE, MA 02142
                                 (617) 374-9800
           (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   Copies to:
                            HOWARD L. SHECTER, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                                101 PARK AVENUE
                               NEW YORK, NY 10178
                                 (212) 309-6000

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION                                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------------------------------------
                       $257,307,426*                                                   $23,673**
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

 * Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation is based on 28,589,714 fully-diluted outstanding shares of common stock of SilverStream Software, Inc. as of June 9, 2002, at a purchase price of $9.00 per share.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid.:                      N/A    Filing Party:                                 N/A
   Form of Registration No.:                     N/A    Date Filed:                                   N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [ ] issuer tender offer subject to Rule 13e-4.

      [ ] going private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Tender Offer Statement on Schedule TO relates to a tender offer by Delaware Planet Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Novell, Inc., a Delaware corporation ("Novell"), to purchase all outstanding shares of common stock, par value $0.001 per share, of SilverStream Software, Inc., a Delaware corporation (the "Company"), for a purchase price of $9.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 18, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer").

ITEMS 1 THROUGH 9, AND ITEM 11.

     The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to Items 1 through 9, and Item 11 in this Tender Offer Statement on Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.

     Not Applicable.

ITEM 12.  EXHIBITS

(a)(1)(A)    Offer to Purchase dated June 18, 2002.
(a)(1)(B)    Letter of Transmittal.
(a)(1)(C)    Notice of Guaranteed Delivery.
(a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(1)(E)    Letter to Clients for Use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(1)(F)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(1)(G) Joint Press Release dated June 10, 2002 (incorporated by reference to the Schedule TO-C filed by Novell with the SEC on June 10, 2002).
(a)(1)(H)    Summary Advertisement, published June 18, 2002.
      (b)    None.
   (d)(1) Mutual Non-Disclosure Agreement dated as of January 30, 2002 between Novell, Inc. and SilverStream Software, Inc.
   (d)(2) Agreement and Plan of Merger dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc. and
             SilverStream Software, Inc. (incorporated by reference to
             Exhibit 2.1 to the Current Report on Form 8-K filed by
             Novell with the SEC on June 10, 2002).
   (d)(3) Form of Stockholder's Agreement dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc., and each of Craig Dynes, Timothy Barrows, Paul J. Severino, Richard
             D'Amore, Kim Sheffield, Steven Benfield, The Litwack
             Irrevocable Trust, David Litwack, David Skok, Matrix IV
             Enterprises Fund, L.P. and Matrix Partners IV, L.P.
   (d)(4)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and David Litwack.
   (d)(5)    Offer Letter dated as of June 17, 2002, by and among Novell,
             Inc. and Steven Benfield.
   (d)(6)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and Roger Durn.
   (d)(7)    Offer Letter dated as of June 14, 2002, by and among Novell,
             Inc. and Michel Goossens.
   (d)(8)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and John Judge.
   (d)(9)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and Richard Wayne Parslow.
  (d)(10)    Offer Letter dated as of June 5, 2002, by and among Novell,
             Inc. and Kim Sheffield.
  (d)(11)    Offer Letter dated as of June 17, 2002, by and among Novell,
             Inc. and Craig Dynes.
      (g)    None.
      (h)    None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NOVELL, INC.

                                          By: /s/ JACK L. MESSMAN
                                            ------------------------------------
                                          Name: Jack L. Messman
                                          Title:Chairman of the Board,
                                                President and Chief Executive
                                                Officer

                                          DELAWARE PLANET INC.

                                          By: /s/ JACK L. MESSMAN
                                            ------------------------------------
                                          Name: Jack L. Messman
                                          Title:Chief Executive Officer,
                                                President and Treasurer
Dated: June 18, 2002

                                 EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated June 18, 2002.
(a)(1)(B)  Letter of Transmittal.
(a)(1)(C)  Notice of Guaranteed Delivery.
(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a)(1)(E)  Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(G) Joint Press Release dated June 10, 2002 (incorporated by reference to the Schedule TO-C filed by Novell with the SEC on June 10, 2002).
(a)(1)(H)  Summary Advertisement, published June 18, 2002.
(b)        None.
(d)(1)     Mutual Non-Disclosure Agreement dated as of January 30,
           2002, between Novell, Inc. and SilverStream Software, Inc.
(d)(2) Agreement and Plan of Merger dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc. and
           SilverStream Software, Inc. (incorporated by reference to
           Exhibit 2.1 to the Current Report on Form 8-K filed by
           Novell with the SEC on June 10, 2002).
(d)(3) Form of Stockholder's Agreement dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc., and each of Craig Dynes, Timothy Barrows, Paul J. Severino, Richard
           D'Amore, Kim Sheffield, Steven Benfield, The Litwack
           Irrevocable Trust, David Litwack, David Skok, Matrix IV
           Enterprises Fund, L.P. and Matrix Partners IV, L.P.
(d)(4)     Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and David Litwack.
(d)(5)     Offer Letter dated as of June 17, 2002, by and among Novell,
           Inc. and Steven Benfield.
(d)(6)     Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and Roger Durn.
(d)(7)     Offer Letter dated as of June 14, 2002, by and among Novell,
           Inc. and Michel Goossens.
(d)(8)     Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and John Judge.
(d)(9)     Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and Richard Wayne Parslow.
(d)(10)    Offer Letter dated as of June 5, 2002, by and among Novell,
           Inc. and Kim Sheffield.
(d)(11)    Offer Letter dated as of June 17, 2002, by and among Novell,
           Inc. and Craig Dynes.
(g)        None.
(h)        None.